Exhibit 99.2

                            Payless ShoeSource, Inc.
                         Stock Ownership Plan Committee
                  Rules and Procedures Effective August 1, 1997

         Pursuant to the Provisions of the Payless ShoeSource, Inc. Stock Ownership Plan, the following Rules and Procedures shall become effective on August 1, 1997:

         1. The Plan Trustee shall be ChaseMellon Shareholder Services, L.L.C who shall administer the Plan pursuant to an agreement to be entered into between Payless ShoeSource, Inc. and ChaseMellon, on such terms as the officers executing such agreement deem appropriate.

         2. The Plan shall utilize a Voice Response System ("VRS") to process participant enrollment information and participant directions with respect to stock purchases, sales and withdrawals on Business Days.

         3. The following rules shall apply to eligibility until further action of the Committee:

              a. All full-time and part-time associates will be eligible after one year of continuous service. A break in service of more than 30 days (other than an approved leave of absence) will interrupt the period of continuous service.

              b.   Rehired  associates  who  were  formerly  eligible  will   be
                   immediately eligible to participate.

              c. Rehired associates whose employment with Payless terminated with less than one year of continuous service and who remain unemployed by Payless for more than 30 days following such termination, will be required to have one year of continuous service following the date of rehire.

         4. Until otherwise specified by the Vice President-Compensation & Benefits, the following procedures will apply:

              a.    Enrollments:

                    (1) Enrollments will be permitted by VRS from the first until the 20th day of each Month.

                    (2) Enrollments will become effective with the first paycheck received on or after the first day of the Month following the Month in which an enrollment is properly effected.



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       b.       Changes in Enrollment and Payroll Deductions and Suspensions of
Participation.

                    (1) Contribution Changes. Contribution changes may be made at any time before the 20th day of each Month and will become effective beginning with the first paycheck received on or after the first day of the next Month.

                    (2) Suspensions. Participants may suspend their participation in the Plan by directing VRS on any Business Day to suspend their contributions. Any change received before 10:00 p.m. Eastern Time on each Thursday (prior Business Day if Thursday is a holiday) will become effective with the next paycheck received after the week in which notice is given. A participant may resume contributions by following the enrollment procedures.

         c.       Purchases

                    (1) Each Purchase Period, which ends on the last day of each Month will include all pay periods for which pay is received in the month.

                    (2) ChaseMellon will purchase shares on the open market within the first five Business Days of each Month with participant and Payless contributions for the preceding month.

                    (3) The procedures in this section may not be revised more than once in any three month period.

          d.      Sales of Shares:

                    (1) Participants may direct ChaseMellon to sell shares in their Investment Accounts through VRS on a Business Day prior to 10:00 p.m. Eastern Time.

                    (2) Only whole shares may be sold except in connection with a termination of employment or termination of the Plan.

                    (3) If less than all of the shares in an account are to be sold, ChaseMellon will sell the shares on a "FIFO" or first in - first out basis, in the order of their date of acquisition, with the oldest sold first.

                    (4) ChaseMellon will aggregate all requests received and effect the sales

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                             at the  market.  Sales  proceeds  for each  selling
                             participant will consist of the average price received for all such sales on the same date, less brokerage fees and commissions.

                    (5) Generally, sales by ChaseMellon will be effected on the first Business Day following the placement of an order on the VRS. Also, the VRS and ChaseMellon will not accept limit orders or any other special order.

                    (6)      A  check  for  the  proceeds  of  the  sale,   less
                             brokerage fees and commissions and atransaction statement will be mailed three business days after the date of the trade.

          e.       Distributions In Connection With Terminations:

                    (1) Upon a termination of employment a participant may direct ChaseMellon to sell all the shares in the participant's account and receive a final distribution entirely in cash (an "In Cash" distribution), or the participant may direct ChaseMellon to distribute the shares in the participant's Investment Account in kind together with cash for any fractional share and any cash remaining in the participant's Payroll Deduction Account (an "In Kind" distribution"). If the participant does not make an election within 90 days of the termination of his employment he will receive an In Kind distribution.

                    (2) If a participant's employment terminates due to death, ChaseMellon will make an In Kind distribution.

                    (3) In the event of any termination of the Plan or in other circumstances that would effect the termination of any Payless division or other substantial segment of Payless, the accounts of participants that are affected will be distributed In Kind unless the Committee should otherwise provide.

          f.       Withdrawal or Certification of Shares:

                             No Shares may be withdrawn (Certificated) prior to any termination of employment or termination of the plan.

          g.       Beneficiary Designations.

                    (1)      Forms    for    Beneficiary  designations  will  be
                             furnished with initial

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                             enrollment materials and on request.


                    (2) Completed forms shall be returned to and maintained by Associate Services at the Corporate Office.

                    (3) Participants may change the designation at any time by completing and filing a new form.

          h. Statements of Account. Statements of accounts will be issued as of the end of each calendar quarter and delivered within a reasonable period after the close of the quarter.


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